  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Blue Whale Acquisition Corp I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G1330M103

(CUSIP Number)

Blue Whale Sponsor I LLC

Attention: Kevin Kokko, Manager

P.O. Box 1093

Boundary Hall

Cricket Square

Grand Cayman, E9 KY1-1102

+1 345 949 8066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1330M103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Blue Whale Sponsor I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,174,222 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 2,174,222 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,222 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	Based on 22,174,222 Class A ordinary shares deemed to be outstanding, including (i) 20,000,000 Class A ordinary shares currently issued and outstanding and (ii) 2,174,222 Class A ordinary shares issuable upon conversion of Class F ordinary shares held by Blue Whale Sponsor I LLC, as set forth in Blue Whale Acquisition Corp I’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on August 4, 2021.

CUSIP No. G1330M103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Kevin Kokko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,174,222 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 2,174,222 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,222 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	Based on 22,174,222 Class A ordinary shares deemed to be outstanding, including (i) 20,000,000 Class A ordinary shares currently issued and outstanding and (ii) 2,174,222 Class A ordinary shares issuable upon conversion of Class F ordinary shares held by Blue Whale Sponsor I LLC, as set forth in Blue Whale Acquisition Corp I’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on August 4, 2021.

CUSIP No. G1330M103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MIC Capital Partners (Public) Parallel Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,000,000 (See Items 3, 4 and 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,174,222 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,000,000 (See Items 3, 4 and 5)
WITH	10	SHARED DISPOSITIVE POWER 2,174,222 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,174,222 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	Based on 22,174,222 Class A ordinary shares deemed to be outstanding, including (i) 20,000,000 Class A ordinary shares currently issued and outstanding and (ii) 2,174,222 Class A ordinary shares issuable upon conversion of Class F ordinary shares held by Blue Whale Sponsor I LLC, as set forth in Blue Whale Acquisition Corp I’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on August 4, 2021.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, $0.0001 par value per share (“Class A Shares”), of Blue Whale Acquisition Corp I (the “Issuer”). The principal executive offices of the Issuer are located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of Blue Whale Sponsor I LLC, a Cayman Islands limited liability company (“Blue Whale Sponsor”), Kevin Kokko and MIC Capital Partners (Public) Parallel Cayman, LP, a limited partnership organized under the laws of the Cayman Islands (“MIC LP”) (each, a “Reporting Person,” and, collectively, the “Reporting Persons”). The business address of Blue Whale Sponsor and Mr. Kokko are PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, E9 KY1-1102. The business address of MIC LP is c/o Mubadala Capital, 17th Floor, Al Sila Tower, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

The principal business of Blue Whale Sponsor is to act as the Issuer’s sponsor. The principal business of MIC LP is investing in securities. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of Blue Whale Sponsor and MIC LP are listed on Schedule I hereto, which is incorporated herein by reference.

Mr. Kokko’s present principal occupation is Head of Business Development & Investors Relations of Mubadala Capital. Mr. Kokko is a Canadian citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Founder Shares

In connection with the organization of the Issuer, on March 11, 2021, the Sponsor purchased an aggregate of 5,750,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares”), for an aggregate purchase price of $25,000, or approximately $0.004 per share. Such Class B Shares have been recapitalized into 2,222,222 Class F ordinary shares (“Class F Shares”) and 4,444,445 Class G ordinary shares (“Class G Shares,” and, together with the Class F Shares, the “Founder Shares”). On July 1, 2021, the Sponsor transferred 25,000 Class B Shares to each of the Issuer’s independent directors and to its Chief Financial Officer. Pursuant to a reorganization of the Issuer’s share capital effective July 5, 2021, the Class B Shares have been cancelled.

The Class F Shares will automatically convert into Class A Shares on the first business day following the closing of the Issuer’s initial business combination, at a ratio such that the number of Class A Shares issuable upon conversion of all Class F Shares will equal, in the aggregate on an as-converted basis, 10% of the sum of the total number of all Class A Shares issued and outstanding upon completion of the Issuer’s initial public offering (the “IPO”) (including any over-allotment shares if the underwriters exercise their over-allotment option and without giving effect to any redemptions of any public shares in connection with the initial business combination) and the total number of Class A Shares issued or issuable upon conversion of the total number of Class A Shares issued or deemed issued or issuable upon conversion of the Class F Shares, subject to certain additional adjustments as described in the Issuer’s Registration Statement on Form S-1 (File No. 333-257816) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the IPO.

The Class G Shares will convert into Class A Shares after the Issuer’s initial business combination only to the extent the trading price of the Issuer’s public shares exceeds certain thresholds after the initial business combination or in the event of a change of control transaction after the Issuer’s initial business combination at a ratio such that the number of Class A Shares issuable upon conversion of all Founder Shares would equal, in the aggregate on an as-converted basis, up to 25% (based on varying triggers as discussed in more detail in the Registration Statement) of the sum of the total number of all Class A Shares issued and outstanding upon completion of the IPO (including any over-allotment shares if the underwriters exercise their over-allotment option and without giving effect to any redemptions of any public shares in connection with the initial business combination) plus the total number of Founder Shares, subject to certain additional adjustments as described in the Registration Statement. The Class G Shares are not included in the calculation of the Reporting Persons’ beneficial ownership in this Schedule 13D or in the number of Class A ordinary shares deemed to be outstanding in this Schedule 13D.

Shareholders of record are entitled to one vote for each share held (on an as-converted to Class A Share basis) on all matters to be voted on by shareholders. Prior to the initial business combination, only holders of the Issuer’s Class F Shares will have the right to vote on the appointment of directors. Holders of the Class G Shares and public shares will not be entitled to vote on the appointment of directors during such time.

Private Placement Warrants

On August 6, 2021, simultaneously with the closing of the IPO, the Sponsor acquired 3,000,000 warrants (the “Private Placement Warrants”), at a price of $2.00 per warrant in a private placement offering for an aggregate purchase price of $6,000,000 pursuant to a Sponsor Warrants Purchase Agreement, dated August 3, 2021, between the Sponsor and the Issuer (the “Sponsor Warrants Purchase Agreement”). The Private Placement Warrants are substantially similar to the Public Warrants (as defined below), except for certain differences. Unlike the Public Warrants, the Private Placement Warrants, if held by the Sponsor or its permitted transferees, (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption (except in certain circumstances when the Public Warrants are called for redemption and a certain price per Class A Shares threshold is met) and (iii) subject to certain limited exceptions, will be subject to transfer restrictions until 30 days following the consummation of the Issuer’s initial business combination. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Issuer in all redemption scenarios and exercisable by holders on the same basis as the Public Warrants. The Private Placement Warrants are not included in the calculation of the Reporting Persons’ beneficial ownership in this Schedule 13D or in the number of Class A ordinary shares deemed to be outstanding in this Schedule 13D.

Public Units

Each Public Unit consists of one Class A Share and one-fourth of one warrant (the “Public Warrants”), each whole Public Warrant entitling the holder to purchase one Class A Share at $11.50 per share (as described more fully in the Registration Statement). The Public Warrants will become exercisable 30 days after the completion of the Issuer’s initial business combination, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described in the Registration Statement.

Purchase of Units in IPO

In connection with the IPO, MIC LP, the direct parent of the Sponsor, purchased 2,000,000 units at a price of $10.00 per unit, for an aggregate purchase price of $20,000,000.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) As of August 6, 2021, the Sponsor directly beneficially owned 2,174,222 Class F Shares (the “Sponsor Shares”) and MIC LP directly beneficially owned 2,000,000 Class A Shares (the “MIC LP Shares”). As the manager of the Sponsor, Mr. Kokko may be deemed to beneficially own the Sponsor Shares, and as parent of the Sponsor, MIC LP may be deemed to beneficially own the Sponsor Shares. Each of Mr. Kokko and MIC LP disclaims beneficial ownership of the Sponsor Shares, except to the extent of his or its pecuniary interest therein.

The Sponsor Shares represent approximately 9.8% of the 22,174,222 Class A Shares that were deemed to be outstanding following the IPO as set forth in the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on August 4, 2021 (the “Final Prospectus”). The MIC LP Shares represent approximately 9.0% of the 22,174,222 Class A Shares that were deemed to be outstanding following the IPO as set forth in the Final Prospectus.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 5,750,000 shares of Class B Shares were purchased by the Sponsor for the amount of $25,000 pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated March 11, 2021 (the “Securities Subscription Agreement”).

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On August 3, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s officers and directors. Pursuant to the Letter Agreement, the Sponsor and each executive officer and director of the Issuer has agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or Common Shares issuable upon conversion thereof) until two years after the completion of the Issuer’s initial business combination. Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such Private Placement Warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of an initial business combination.

Under the Letter Agreement, the Sponsor also agreed that it will not propose any amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Class A Shares underlying the Units sold in the Issuer’s IPO if the Issuer does not complete an initial business combination within 24 months from the closing of its IPO unless the Issuer provides its public shareholders with the opportunity to redeem their shares of Class A Shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any Class A Shares held by it, any redemption rights it may have in connection with the consummation of an initial business combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such initial business combination or in the context of a tender offer made by the Issuer to purchase Class A Shares.

The Sponsor also agreed that in the event of the liquidation of the Trust Account (as defined in the Letter Agreement) of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever to which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for an initial business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of Class A Share or (ii) such lesser amount per share of Class A Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The Letter Agreement also provides for the forfeiture of certain of the Founder Shares depending on the extent to which the underwriters exercise the over-allotment option in the IPO.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Warrant Agreement

On August 3, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each warrant entitles the holder to purchase one Class A Ordinary Shares of the Issuer at an exercise price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement, beginning on the date that is 30 days after the first date on which the Issuer completes its initial business combination. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once the warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Sponsor Warrants Purchase Agreement

On August 6, 2021, simultaneously with the closing of the IPO, the Sponsor acquired 3,000,000 Private Placement Warrants at a purchase price of $2.00 per Private Placement Unit, pursuant to a sponsor warrants purchase agreement (the “Sponsor Warrants Purchase Agreement”). The Private Placement Warrants and the underlying securities are subject to a lock-up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The summary of such Sponsor Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On August 3, 2021, in connection with the IPO, the Issuer, the Sponsor and certain security holders of the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides for customary demand and piggy-back registration rights for the Sponsor, and customary piggy-back registration rights for such other security holders, as well as certain transfer restrictions applicable to the Sponsor with respect to the Issuer’s securities.

The summary of such Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Administrative Services Agreement

On August 3, 2021, in connection with the IPO, the Issuer entered into an administrative services agreement (the “Administrative Services Agreement”), pursuant to which the Sponsor has agreed to make available office space, secretarial and administrative services, as may be required by the Issuer from time to time, for $10,000 per month until the earlier of the Issuer’s initial business combination or liquidation.

The summary of such Administrative Services Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Forward Purchase Agreement

On August 3, 2021, in connection with the IPO, the Issuer and MIC LP entered into a forward purchase agreement (the “Forward Purchase Agreement”), providing for the purchase, in MIC LP’s sole discretion, an aggregate of up to 5,000,000 units of the Issuer (the “Forward Purchase Units”) in a private placement to occur concurrently with the closing of the Issuer’s initial business combination. Each Forward Purchase Unit will consist of one Class A Share and one-fourth of one redeemable warrant.

The summary of such Forward Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

  Agreement of Joint Filing by Blue Whale Sponsor I LLC, Kevin Kokko and MIC Capital Partners (Public) Parallel Cayman, LP, dated as of August 13, 2021.
  Securities Subscription Agreement, dated March 11, 2021, between the Issuer and Blue Whale Sponsor I LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on July 9, 2021).
  Letter Agreement, dated August 3, 2021, among the Issuer, the Sponsor and each director and officer of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 6, 2021).
  Warrant Agreement, dated August 3, 2021, between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 6, 2021).
  Sponsor Warrants Purchase Agreement, dated August 3, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 6, 2021).
  Registration Rights Agreement, dated August 3, 2021, among the Issuer, the Sponsor and the holders therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 6, 2021).
  Administrative Services Agreement, dated August 3, 2021, between the Issuer and Blue Whale Sponsor I LLC (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 6, 2021).
  Forward Purchase Agreement, dated August 3, 2021, between MIC Capital Partners (Public) Parallel Cayman, LP and the Issuer (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 6, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2021

Blue Whale Sponsor I LLC

By: /s/ Kevin Kokko

Name: Kevin Kokko

Title: Manager

Kevin Kokko

By: /s/ Kevin Kokko

Name: Kevin Kokko

MIC Capital Partners (Public) Parallel Cayman, LP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Manager

SCHEDULE I

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Blue Whale Sponsor I LLC and MIC Capital Partners (Public) Parallel Cayman, LP are set forth below.

Blue Whale Sponsor I LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Kevin Kokko	Head of Business Development & Investors Relations of Mubadala Capital	PO Box 1093 Boundary Hall, Cricket Square, Grand Cayman, E9 KY1-1102	Canada

MIC Capital Partners (Public) Parallel Cayman, LP

None